Exhibit c(iii)

– Highly Confidential; For Discussion Purposes Only – January 21, 2024 Discussion Materials for the Special Committee Project Hydro

– Highly Confidential; For Discussion Purposes Only – Disclaimer This presentation has been prepared by Centerview Partners LLC (“Centerview”) for use solely by the Special Committee of the Board of Directors of HireRight Holdings Corporation (“Hydro”, the “Company” or the “Special Committee”) in connection with its evaluation of proposed strategic alternatives for Hydro and for no other purpose. The information contained herein is based upon information supplied by or on behalf of Hydro and publicly available information, and portions of the information contained herein may be based upon statements, estimates and forecasts provided by Hydro. Centerview has relied upon the accuracy and completeness of the foregoing information, and has not assumed any responsibility for any independent verification of such information or for any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Hydro or any other entity, or concerning the solvency or fair value of Hydro or any other entity. Any financial analysis in this presentation is complex and is not necessarily susceptible to a partial analysis or summary description. In performing any financial analysis, Centerview has considered the results of its analysis as a whole and did not necessarily attribute a particular weight to any particular portion of the analysis considered. Furthermore, selecting any portion of Centerview’s analysis, without considering the analysis as a whole, would create an incomplete view of the process underlying its financial analysis. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis described above should not be taken to be Centerview’s view of the actual value of Hydro. These materials and the information contained herein are confidential, were not prepared with a view toward public disclosure, and may not be disclosed publicly or made available to third parties without the prior written consent of Centerview. These materials and any other advice, written or oral, rendered by Centerview are intended solely for the benefit and use of the Special Committee of the Board of Directors of Hydro (in its capacity as such) in its consideration of strategic alternatives, and are not for the benefit of, and do not convey any rights or remedies for any holder of securities of Hydro or any other person. Centerview will not be responsible for and has not provided any tax, accounting, actuarial, legal or other specialist advice. These materials are not intended to provide the sole basis for evaluating strategic alternatives, and this presentation does not represent a fairness opinion, recommendation, valuation or opinion of any kind, and is necessarily incomplete and should be viewed solely in conjunction with the oral presentation provided by Centerview.

– Highly Confidential; For Discussion Purposes Only – Executive Summary ▪ Centerview is progressing the workplan discussed with the Special Committee ▪ In the filing dated December 8, 2023, the Sponsors indicated they are “interested only in pursuing the Proposed Transaction(1) and do not intend to sell [their] respective stakes in the Company to any third party” ▪ As context for the Special Committee, today’s materials reflect potential third party alternatives and considerations for Hydro, notwithstanding the Sponsors’ stated intent Source: Company filings. (1) As defined in the December 8, 2023 proposal.

– Highly Confidential; For Discussion Purposes Only –

Overview of Illustrative Strategic Paths

Status Quo	▪ Execute strategic plan
Sale of the Public Stub	▪ Potential to sell the public stub to either of the Sponsors or a third party ▪ Stub of **~10.2mm public shares** with current market value of **~$132mm**[(1)]
Sale of Public Stub + Portion of Sponsors' Equity to a Third Party	▪ 3rd party could acquire **up to ~24.9mm shares or 35.0%** of total economic ownership, with a value of **~$322mm**[(1)] at the current market price while keeping Hydro's current capital structure intact[(2)]
Sale of the Full Company	▪ Pursue full company sale to third party in which buyer will need to provide new financing / capital structure for whole transaction

Source: Term Loan Credit Agreement, Company filings and FactSet as of January 19, 2024.
(1) Assumes share price of $12.92 (as of January 19, 2024) and share count provided by Hydro Management.
(2) Per Term Loan Credit Agreement, a greater than 35% ownership by a third party can trigger a change of control, subject to Permitted Holders (as defined in the Credit Agreement) losing the right or ability to elect or designate a majority of the board of directors.

CENTERVIEW PARTNERS

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– Highly Confidential; For Discussion Purposes Only –

Potential Illustrative Strategic Participants

	Company	Mkt. Cap. / Ent. Val. ($bn)	EV / NTM Adj. EBITDA	CY'23 – '25E Rev. CAGR	CY'24E Adj. EBITDA Mgn.	LTM Net Leverage	PF LTM Net Lev. (All-cash Acq.)(1)	PF Incr. LTM Net Lev. Per $1 Offer Price Inc.(3)
Illustrative Background Screening Services	First Advantage (Public)	$2.5 / $2.9	10.8x	+8.1%	32.0%	1.6x	4.7x	~ +0.15x
	Entities affiliated with Silver Lake own ~62% of the equity and hold chair plus two board seats (3/8 total)							
	Sterling (Public)	$1.4 / $1.8	8.8x	+7.0%	27.1%	2.4x	5.6x	~ +0.20x
	Entities affiliated with Goldman Sachs own ~61% of the equity and hold two board seats (2/10); Entities affiliated with William Greenblatt (founder) own ~11% of the equity							
	checkr (Private)	$4.6(2)	Private company; limited disclosure					
Illustrative Staffing Services	Robert Half (Public)	$8.6 / $7.9	11.3x	+3.1%	11.1%	(1.0x)	0.9x	~ +0.10x
	Manpower (Public)	$3.8 / $4.2	7.2x	+1.5%	3.1%	0.7x	2.6x	~ +0.10x

Source: Company filings, Wall Street research and FactSet as of January 19, 2024.
Note: Adj. EBITDA unburdened by stock-based compensation expense and amortization of capitalized software development investment.
(1) Assumes all-cash, 100% debt-funded acquisition of Hydro at offer price of $12.75 per share as stated in the proposal. Balance sheet data as of September 30, 2023.
(2) Reflects valuation from Checkr press release as of series E fundraise on September 1, 2021.
(3) Rounded to nearest 0.05x PF net leverage multiple.

CENTERVIEW PARTNERS 4

– Highly Confidential; For Discussion Purposes Only –

Potential Illustrative Sponsor Participants

Potential Illustrative Participant	Fund Size ($bn)	Key Contact Name(s)	Potential Illustrative Participant	Fund Size ($bn)	Key Contact Name(s)
Apollo	~$20bn	Rob Kalsow-Ramos *(Partner)*	Apax Partners	~$12bn	Jason Wright *(Partner)*
Francisco Partners	~$14bn	David Golob *(CIO)* Deep Shah *(Co-President)*	Partners Group	~$8bn	Todd Bright *(Partner)* Patrick Langan *(Senior Investment Leader)*
New Mountain Capital LLC	~$12bn	Matt Holt *(MD & President)* Pete Massuci *(MD)*	American Securities	~$7bn	Helen Chiang *(MD)* Will Chan *(Vice President)*
TPG	~$15bn	Tim Millikin *(Partner & Co-Head of Tech)* John Flynn *(Partner)*	HLG Capital	~$6bn	Mike Gallagher *(MD)* Carlos Soto *(MD)*
Veritas Capital	~$12bn	Ramzi Musallam *(Managing Partner)* Aneal Krishnan *(Partner)*	MDP	~$5bn	Matthew Norton *(MD)* John Eric Knutsen *(MD)*
GTCR	~$12bn	Craig Bondy *(Senior Advisor)* Stephen Master *(MD)*	HGGC	~$3bn	Harv Barenz *(Partner & Head of Business Dev.)* Pat Dugoni *(Principal)*

Source: Company filings, press releases and Pitchbook.
Note: Sorted by flagship fund size from largest to smallest.

Centerview Partners 5